

May 23, 2022

Aaron Gunn
President
Aeris Biotechnologies, Inc.
8105 Rasor Boulevard, Suite 129
Plano, Texas 75024

> **Re: Aeris Biotechnologies, Inc.**
> **Offering Statement on Form 1-A**
> **Filed April 25, 2022**
> **File No. 024-11863**

Dear Mr. Gunn:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A Filed April 25, 2022

Summary
The Company, page 1

1. Please revise the Summary to briefly explain your product or product candidates to provide some explanation for what your company does or hopes to do. For example, you do not discuss the "Aeris-Shield" product, your "planned biological treatment kit to address a key cause of asthma" until the risk factor on page 3. To the extent that your product is a biopesticide, revise to provide appropriate context to any references to your company as a "biomedical" company. This section should provide a balanced summary of the information provided in the section entitled "Our Business" starting on page 14.

Use of Proceeds, page 13

2.   Your disclosures on page F-9 indicate that you will pay Evolution $600,000 if you raise at least $3,000,000 in a Reg. A Offering and that the remaining $1,400,000 shall be due and payable within 30 days of the Company going public. In light of these terms, please clarify why you would not reflect License Fees to Evolution Limited as a use of proceeds when you raise $3.75 million in gross proceeds and also why you are reflecting the entire $2 million license fee as a use of proceeds when you have gross proceeds of $15 million.

Our Business
Current Methods, page 18

3.   Please remove the first row of the table on page 19 relating to the Aeris dust mite kit and the last column of the table with the heading "Advancement of the Aeris kit beyond current State of the Art". Because you have not yet developed your product, the statements made in this row and column appear premature and unsubstantiated. Narrative disclosure regarding the company's goals and areas of focus, characterized as such, may be included outside of the table.

Intellectual Property, page 23

4.   Please revise your intellectual property disclosure to clearly describe the type of patent protection you have obtained, either through the Revolution license or elsewhere, including the expiration year of each patent held, and the jurisdiction of each patent. To the extent you have more patent protection than that in-licensed under the Revolution agreement, clearly distinguish between owned patents and patents in-licensed from third parties. In this regard it may be useful to provide tabular disclosure.

License Agreement with Evolution, page 24

5.   Please revise to clarify, if true, that Aeris Biotechnology has the rights to the licensed intellectual propert as of the date of the license agreement, or whether the rights pass upon payment. In addition, please update the description of the Evolution License to clarify:
   •   each party's rights and obligations under the agreement;
   •   the aggregate amounts paid to date;
   •   whether the agreement contemplates royalty payments; and
   •   expiration/termination provisions.
For example, disclose whether Aeris has been paying research activities under the license agreement as contemplated in the disclosure on page 35.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

6.   Pursuant to Item 9(c) of the Form 1-A, please provide disclosures regarding your plan of operation for the 12 months following the commencement of the proposed offering.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Nudrat Salik at (202) 551-3692 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Laura Crotty at (202) 551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stephen E. Fox, Esq.